Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 25, 2016
Relating to Prospectus Supplement dated April 21, 2016
Registration Statement No. 333-190017

April 25, 2016

Dear Shareholder,

RE: Rights Offering to Purchase Shares of Enterprise Bancorp, Inc. Common Stock
We believe that the current banking environment provides well-positioned banks, such as Enterprise Bank, strong growth and market share opportunities. For the twelve month period that ended March 31, 2016, the Bank’s assets, loans and customer deposits grew by 11%, 11% and 14%, respectively.
To support the Bank’s strong recent growth and to take advantage of future growth and market opportunities, Enterprise Bancorp, Inc., the Bank’s parent bank holding company, intends to raise up to $10 million in capital through a rights offering to existing shareholders (the “Rights Offering”) partnered with a supplemental community offering (the “Community Offering”). The Rights Offering and the Community Offering will be made only by means of the prospectus supplement (the “prospectus”), enclosed with this letter.
While the Bank is considered “well capitalized” (which is the highest capital requirement designation under applicable FDIC regulations), we believe that raising additional capital will position the Bank to maintain its organic growth path and seize strategic opportunities. We are excited about the possibility in the years ahead to, among other things, attract new customers, increase market share and expand geographically.
YOUR “RIGHTS”:
Under the Rights Offering, you have the right to purchase, at a subscription price of $21.50 per share, 0.0444 shares of common stock for every share that you own as of April 19, 2016, the record date for the Rights Offering. If you exercise your basic subscription privilege in full, you may also request to purchase additional shares at the same price of $21.50 per share by exercising your oversubscription privilege, which is subject to the terms and conditions detailed in the prospectus. If you hold your shares of common stock through Computershare, you will not need to pay broker’s fees when you subscribe.
The terms of the Rights Offering are described in greater detail in the prospectus. Prior to making a decision regarding the purchase of shares, you should read the enclosed prospectus and other documents that we have filed with the Securities and Exchange Commission (the “SEC”) in their entirety.
EXAMPLE:
As an example, if, as of the record date, you owned 1,000 shares of Enterprise Bancorp, Inc., your basic subscription rights entitle you to purchase 44 shares (0.0444 shares for every 1 share that you own, rounded down to the nearest whole share). If you exercise your basic subscription rights fully, you may also request to purchase any number of additional shares by indicating the number of additional shares on the subscription rights certificate; however, the number of additional shares issued will be subject to the terms and conditions detailed in the prospectus.

In the event that all of the shares of common stock offered are not purchased by our current shareholders, we may allow new investors to purchase shares in the Community Offering as described in the prospectus.
THE RIGHTS OFFERING EXERCISE DEADLINE:
The Rights Offering expires at 5:00 p.m., Eastern Daylight Time, on May 27, 2016; if you plan on investing, your completed subscription rights certificate and full payment must be received and cleared by Computershare on or prior to May 27, 2016, regardless of when they were mailed. For more details, see the enclosed prospectus.
INFORMATION SESSIONS:
We are holding several Information Sessions that will review the offerings in further detail. These presentations will be held as follows:

▪	Tuesday, May 10th - Tuscan Kitchen, Salem, NH

▪	Wednesday, May 11th - Lanam Club, Andover, MA

▪	Thursday, May 12th - Enterprise Bank Community Room, 18 Palmer Street, 2nd Floor, Lowell, MA

▪	Monday, May 16th - Nashua Country Club, Nashua, NH

▪	Wednesday, May 18th - Westford Regency Inn & Conference Center, Westford, MA
All presentations will commence at 5:30 p.m. followed by a social hour, including heavy hors d’oeuvres. If you wish to attend one of the Information Sessions, please contact Lisa Montgomery at 1-877-671-2265 ext. 4519 or at lisa.montgomery@ebtc.com.
Please note that you will receive offering documents for each manner in which you hold shares of Enterprise common stock and will receive multiple packages.  For example, if you own shares of Enterprise common stock in in your own name, in a joint account and/or through a brokerage account(s), you will receive offering documents for each of those ownership accounts.  To fully exercise your subscription rights, you will need to follow the subscription instructions, including separate payment, for each manner in which you hold shares of Enterprise common stock.
The foregoing description of the Rights Offering and the Community Offering does not purport to be complete and is qualified in its entirety by reference to the enclosed prospectus. Should you have any questions regarding the enclosed documents or in completing the enclosed information, please contact our information agent, Georgeson LLC, toll free at (866)821-0284 or Keri Freeman at (978)656-5767.
Your support has always been, and will continue to be, a key component of our long-term success and independence. As always, we thank you for the confidence and trust you have placed in Enterprise Bank.
Please feel free to contact us with any questions you may have. We look forward to seeing you at one of the Information Sessions.

Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

The above text contains statements about future events that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by reference to a future period or periods or by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” “plan,” and other similar terms or expressions. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance, and achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, and the receipt of required regulatory approvals. For more information about these factors, please see our reports filed with or furnished to the SEC, including our most recent Annual Report on Form 10-K on file with the SEC, including the sections entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” Any forward-looking statements contained in this press release are made as of the date hereof, and we undertake no duty, and specifically disclaim any duty, to update or revise any such statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will send you the prospectus if you request it by contacting Enterprise Bancorp, Inc., Attn: Investor Relations, 222 Merrimack Street, Lowell, MA 01852 or by calling toll-free at 1-877-671-2265, ext. 4519.